Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Idenix Pharmaceuticals, Inc.

at

$24.50 Net Per Share

by

Imperial Blue Corporation

a wholly-owned subsidiary of

Merck & Co., Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M. EASTERN TIME ON AUGUST 4, 2014,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Imperial Blue Corporation, a Delaware corporation (which we refer to as the “Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (which we refer to as “Parent”), is offering to purchase for cash any (subject to the Minimum Condition, as described below) and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Idenix”), at a price of $24.50 per Share (which we refer to as the “Offer Price”) in cash, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as the “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes and we refer to as the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Idenix. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Idenix (which we refer to as the “Merger”) as soon as practicable without a meeting of the stockholders of Idenix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Idenix continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Idenix or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $24.50 per Share or any greater per Share price paid in the Offer in cash, without interest, but subject to any required withholding of taxes. As a result of the Merger, Idenix will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered

(excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee) in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. Eastern Time on August 4, 2014 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares issuable upon the exercise of all outstanding Options (as defined in the Merger Agreement) and other rights to purchase the Shares). The Regulatory Condition requires (i) that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), shall have expired or been terminated and (ii) confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Idenix filed on June 18, 2014 a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there is no law, order, injunction or decree (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity of competent jurisdiction that (i) is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) compels Parent or Purchaser to agree to or implement any Non-Required Remedy (as defined in the Merger Agreement). The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Idenix, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to and in the best interests of Idenix and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the stockholders of Idenix accept the Offer and tender their Shares into the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

June 20, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

- i -

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Idenix contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Idenix or has been taken from or is based upon publicly available documents or records of Idenix on file with the United States Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Any (subject to the Minimum Condition, as defined below) and all issued and outstanding shares of common stock, par value $0.001 per share, of Idenix. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Idenix common stock.

Price Offered Per Share	$24.50 net to the seller in cash, without interest, but subject to any required withholding of taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	5:00 p.m. Eastern Time on August 4, 2014, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Imperial Blue Corporation, a Delaware corporation and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation.

Who is offering to purchase my shares?

Imperial Blue Corporation, or “Purchaser,” a wholly-owned subsidiary of Merck & Co., Inc., or “Parent,” is offering to purchase for cash any (subject to the Minimum Condition) and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Idenix. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Merck & Co., Inc. alone, the term “Purchaser” to refer to Imperial Blue Corporation alone and the terms “Idenix” and the “Company” to refer to Idenix Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any (subject to the Minimum Condition) and all of the outstanding shares of common stock, par value $0.001 per share, of Idenix on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Idenix. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Idenix would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $24.50 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Idenix have entered into an Agreement and Plan of Merger, dated as of June 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Idenix (which we refer to as the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Idenix pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “ Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger and to provide funding for the payment in respect of outstanding in-the-money stock options is approximately $3.85 billion, plus related fees and expenses. Parent and Purchaser currently have available to them all funds, through a variety of sources, including cash on hand and Parent’s commercial paper program, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their obligations under the Merger Agreement.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Parent will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m. Eastern Time on August 4, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) to a date that is not more than 10 business days after any previously scheduled Expiration Date if any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rules or regulations of the SEC, the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of the NASDAQ Stock Market (which we refer to as “NASDAQ”). However, in no event will Purchaser be required to extend the Offer and the Expiration Date to a date later than October 8, 2014, which date may be extended until March 9, 2015 at the election of Parent or Idenix if the Regulatory Condition is not satisfied but all other conditions to the Offer shall have been satisfied or waived. October 8, 2014, or such later date as it may be extended as described in the preceding sentence, is referred to as the “Termination Date.”

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	there have been validly tendered and not validly withdrawn that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) that, when added to the Shares then owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares issuable upon the exercise of all outstanding stock options to purchase Shares (which we refer to as “Options”) and other rights to purchase the Shares) (which we refer to as the “Minimum Condition”);

•	(i) the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated and (ii) confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement (which we refer to as the “Regulatory Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms;

•	there is no law, order, injunction or decree (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity of competent jurisdiction that (i) is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) compels Parent or Purchaser to agree to or implement any Non-Required Remedy (as defined in the Merger Agreement) (which we refer to as the “Governmental Entity Condition”);

•	the accuracy of the representations and warranties made by Idenix in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•	Idenix has not failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date (which we refer to as the “Obligations Condition”); or

•	Idenix has delivered to Parent dated as of the Expiration Date a certificate signed on behalf of Idenix by a senior executive officer of Idenix to the effect that the Representations Condition and the Obligations Condition have been satisfied as of immediately prior to the Expiration Date.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Idenix, Purchaser shall not be permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend, modify or waive satisfaction of the Minimum Condition or the Regulatory Condition, (iv) amend, modify or supplement any other Offer Condition in a manner that is adverse to the holders of Shares, (v) impose additional Offer Conditions, (vi) extend or otherwise change the Expiration Date other than any extension pursuant to and in accordance with the terms of the Merger Agreement or (vii) amend, modify or supplement any other term of the Offer in a manner that is adverse to Idenix’s stockholders; provided, further, however, that Idenix shall not consent to any amendment or modification or other change to the Merger Agreement that would provide for an Expiration Date prior to August 4, 2014.

See Section 15 — “Conditions of the Offer.”

Have any Idenix stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, The Baupost Group, L.L.C., a Massachusetts limited liability corporation (which we refer to as the “Stockholder”), has entered into a Support Agreement, dated as of June 8, 2014, with Parent and Purchaser (which we refer to as the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Stockholder agrees, among other things, to vote, or cause to be voted, Shares representing in the aggregate approximately 14.9% of Idenix’s total outstanding Shares

(i) against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Idenix contained in the Merger Agreement, or of the Stockholder contained in the Support Agreement or (B) result in any of the conditions set forth in Article VII or Exhibit A to the Merger Agreement not being satisfied on or before the Termination Date; (ii) against any change in the board of directors of Idenix (which we refer to as the “Idenix Board”) that is not recommended by the Idenix Board, and (iii) against any Acquisition Proposal (as defined below) and against any other action, agreement or transaction involving Idenix that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after August 19, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Idenix Board think of the Offer?

The Idenix Board, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement,

including the Support Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to and in the best interests of Idenix and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the stockholders of Idenix accept the Offer and tender their Shares into the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Idenix.” We expect that a more complete description of the reasons for the Idenix Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Idenix and filed with the SEC and mailed to all Idenix stockholders.

If the Offer is completed, will Idenix continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares issuable upon the exercise of all outstanding Options and other rights to purchase the Shares), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Idenix pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Idenix (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Idenix — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On June 6, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $7.23. On June 19, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $23.99. The Offer Price represents:

•	A 239% premium to the trading price at which the Shares closed on June 6, 2014, the last trading day before the announcement of the Merger Agreement;

•	A premium of 292% over the volume-weighted average trading price for the Shares for the 30-day period ending immediately before the date of announcement of the Merger Agreement; and

•	A 163% premium to the highest trading price, and a 736% premium to the lowest trading price, in the last 12 months prior to the date of announcement of the Merger Agreement.

Moreover, since November 2005, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Idenix will not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any capital stock of Idenix (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my Options in the Offer?

The Offer is made only for Shares and is not made for any Options. If you wish to tender Shares underlying Options, you must first exercise such Option (to the extent exercisable) in accordance with its terms in sufficient time to tender the Shares received pursuant to the Offer.

The Merger Agreement requires the Idenix Board (or, if appropriate, any committees thereof) to take such actions as may be required to provide that (i) each holder of Options that are outstanding immediately prior to the Acceptance Time (whether or not then vested or exercisable) will be provided with notice pursuant to which all outstanding Options held by such holder will become fully vested and may be exercised (contingent on, and effective immediately after, the consummation of the Offer) by such holder beginning on the date of such notice through the date that is five business days prior to the Acceptance Time in accordance with the terms and conditions of the applicable stock plan under which such Options were granted and (ii) to the extent that any outstanding Options are not so exercised prior to the Acceptance Time, such Options will at the Acceptance Time automatically be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable withholdings) equal to the product of (x) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share of such Option, and (y) the number of Shares underlying such Option. Such amount will be paid as soon as reasonably practicable (but in any event within three business days) following the Acceptance Time. Options with an exercise price that is equal to or greater than the Offer Price at the Acceptance Time will, at the Acceptance Time, automatically be forfeited for no consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options” and — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of ESPP.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Idenix:

Imperial Blue Corporation, a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (which we refer to as “Parent”), is offering to purchase for cash any (subject to the Minimum Condition, as defined below) and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Idenix” or the “Company”), at a price of $24.50 per Share (which we refer to as the “Offer Price”) in cash, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as the “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes and we refer to as the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of June 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Idenix. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Idenix (which we refer to as the “Merger”), with Idenix continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (which we refer to as the “Effective Time”) (other than Shares held (i) in the treasury of Idenix or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $24.50 per Share or any greater per Share price paid in the Offer in cash, without interest, but subject to any required withholding of taxes. As a result of the Merger, Idenix will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Idenix stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition (as defined below) and (iii) the Governmental Entity Condition (as defined below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee) in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. Eastern Time on August 4, 2014 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares issuable upon the exercise of all outstanding stock option to purchase Shares (which we refer to as “Options”) and other rights to purchase the Shares as of the Expiration Date). The Regulatory Condition requires (i) that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), shall have expired or been terminated and (ii) confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Idenix filed on June 18, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there is no law, order, injunction or decree (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity of competent jurisdiction that (i) is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) compels Parent or Purchaser to agree to or implement any Non-Required Remedy (as defined in the Merger Agreement). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Idenix (which we refer to as the “Idenix Board”), among other things, has unanimously (i) approved, and declared advisable, the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Idenix and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the stockholders of Idenix accept the Offer and tender their Shares into the Offer.

A more complete description of the Idenix Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Idenix (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Idenix has advised Parent that, as of June 8, 2014, (i) 150,856,104 Shares were issued and outstanding and (ii) 8,795,634 Shares were issuable pursuant to Options. Assuming that since June 8, 2014, no new Shares or Options have been issued, the Minimum Condition would be satisfied if at least 79,825,870 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

In connection with the execution of the Merger Agreement, The Baupost Group, L.L.C., a Massachusetts limited liability corporation (which we refer to as the “Stockholder”), entered into a Support Agreement, dated as of June 8, 2014, with Parent and Purchaser (which we refer to as the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholder agreed, among other things, to vote, or cause to be voted, Shares representing in the aggregate approximately 14.9% of Idenix’s total outstanding Shares (i) against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Idenix contained in the Merger Agreement, or of the Stockholder contained in the Support Agreement or (B) result in any of the conditions set forth in Article VII or Exhibit A to the Merger Agreement not being satisfied on or before the Termination Date; (ii) against any change in the Idenix Board that is not recommended by the Idenix Board, and (iii) against any Acquisition Proposal (as defined below) and against any other action, agreement or transaction involving Idenix that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, and, subject to certain exceptions, not to transfer any of those Shares that are subject to the Support Agreement.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) without the approval of the stockholders of Idenix.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Idenix will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which will occur promptly on or after August 4, 2014 (unless we extend the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.” We refer to these conditions to the Offer as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) to a date that is not more than 10 business days after any previously scheduled Expiration Date if any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rules or regulations of the SEC, the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of the NASDAQ Stock Market (which we refer to as “NASDAQ”). However, in no event will Purchaser be required to extend the Offer and the Expiration Date to a date later than October 8, 2014, which date may be extended until March 9, 2015 at the election of Parent or Idenix if the Regulatory Condition is not satisfied but all other conditions to the Offer shall have been satisfied or waived. October 8, 2014, or such later date as it may be extended as described in the preceding sentence, is referred to as the “Termination Date.”

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Idenix, Purchaser shall not be permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend, modify or waive satisfaction of the Minimum Condition or the Regulatory Condition, (iv) amend, modify or supplement any other Offer Condition in a manner that is adverse to the holders of Shares, (v) impose additional Offer Conditions, (vi) extend or otherwise change the Expiration Date other than any extension pursuant to and in accordance with the terms of the Merger Agreement or (vii) amend, modify or supplement any other term of the Offer in a manner that is adverse to Idenix’s stockholders; provided, further, however, that Idenix shall not consent to any amendment or modification or other change to the Merger Agreement that would provide for an Expiration Date prior to August 4, 2014.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Termination Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Idenix pursuant to Section 251(h) of the DGCL.

Idenix has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Idenix and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry

Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such

Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the

Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Idenix’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Idenix’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Idenix in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 19, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Idenix whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust was in existence on August 20, 1996 and treated as a United States person on such date and has a valid election in place to continue to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends

The Shares currently trade on NASDAQ under the symbol “IDIX.” Idenix advised Parent that, as of June 8, 2014, there were 150,856,104 Shares outstanding and 8,794,634 Shares were issuable pursuant to Options with an exercise price no more than the Offer Price.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
First Quarter	$15.25	$7.00	$—
Second Quarter	11.05	7.17	—
Third Quarter	11.30	4.32	—
Fourth Quarter	5.43	3.35	—

Year Ended December 31, 2013
First Quarter	$5.90	$3.40	$—
Second Quarter	5.49	3.21	—
Third Quarter	5.93	3.15	—
Fourth Quarter	7.45	2.93	—

Year Ended December 31, 2014
First Quarter	$9.32	$5.70	$—
Second Quarter (through June 19, 2014)	24.21	4.81	—

On June 6, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $7.23. On June 19, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $23.99. The Offer Price represents:

•	A 239% premium to the trading price at which the Shares closed on June 6, 2014, the last trading day before the announcement of the Merger Agreement;

•	A premium of 292% over the volume-weighted average trading price for the Shares for the 30-day period ending immediately before the date of announcement of the Merger Agreement; and

•	A 163% premium to the highest trading price, and a 736% premium to the lowest trading price, in the last 12 months prior to the date of announcement of the Merger Agreement.

Moreover, since November 2005, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Idenix will not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any capital stock of Idenix (including the Shares).

7.	Certain Information Concerning Idenix.

Except as specifically set forth herein, the information concerning Idenix contained in this Offer to Purchase has been taken from or is based upon information furnished by Idenix or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Idenix’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Idenix, whether furnished by Idenix or contained in such documents and records, or for any failure by Idenix to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Idenix was incorporated in Delaware in 2002, prior to which it was known as Novirio Pharmaceuticals Limited, a company limited by shares incorporated in the Cayman Islands. Idenix’s principal offices are located at 320 Bent Street, Cambridge, Massachusetts 02141 and its telephone number is (617) 995-9800.

The following description of Idenix and its business has been taken from Idenix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and is qualified in its entirety to such Form 10-K:

Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral diseases with operations in the United States and France. Currently, its primary research and development focus is on the treatment of patients with hepatitis C virus, or HCV. HCV is a leading cause of liver disease. The current standard of care for genotype 1 HCV-infected patients includes pegylated interferon and ribavirin, or Peg-IFN/RBV, as part of the treatment regimen. Peg-IFN/RBV is poorly tolerated by patients and, as a result, patients refuse to initiate treatment or discontinue therapy due to intolerability. Idenix’s strategic goal is to develop safe, potent and convenient all-oral combinations of direct-acting antiviral, or DAA, drug candidates that are pan-genotypic without the use of Peg-IFN/RBV. Idenix’s objective is to develop once-daily agents that have low potential for drug-drug interaction, high tolerability and are designed for use in multiple combination regimens. Idenix is seeking to build a combination development strategy, both internally and with partners, to advance the future of HCV treatments.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Idenix is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Idenix’s directors and officers, their remuneration, stock options granted to them, the principal holders of Idenix’s securities, any material interests of such persons in transactions with Idenix and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 29, 2014 and distributed to Idenix’s stockholders on or about May 1, 2014. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Idenix, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures. Parent’s operations are principally managed on a products basis and are comprised of four operating segments, which are the Pharmaceutical, Animal Health, Consumer Care and Alliances segments, and one reportable segment, which is the Pharmaceutical segment. The Pharmaceutical segment includes human health pharmaceutical and vaccine products marketed either directly by Parent or through joint ventures. Human health pharmaceutical products consist of therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Parent sells these human health pharmaceutical products primarily to drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations, pharmacy benefit managers and other institutions. Vaccine products consist of preventive pediatric, adolescent and adult vaccines, primarily administered at physician offices. Parent sells these human health vaccines primarily to physicians, wholesalers, physician distributors and government entities. Parent also has animal health operations that discover, develop, manufacture and market animal health products, including vaccines, which Parent sells to veterinarians, distributors and animal producers. Additionally, Parent has consumer care operations that develop, manufacture and market over-the-counter, foot care and sun care products, which are sold through wholesale and retail drug, food chain and mass merchandiser outlets, as well as club stores and specialty channels. Parent was incorporated in New Jersey in 1970.

Purchaser is a Delaware corporation formed on June 4, 2014 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Idenix will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent.

Parent’s corporate headquarters is currently located at One Merck Drive in Whitehouse Station, New Jersey. Its telephone number at this location is (908) 423-1000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Idenix (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Idenix or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Idenix or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Parent and Purchaser currently have available to them all funds, through a variety of sources, including cash on hand and Parent’s commercial paper program, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their obligations under the Merger Agreement.

10.	Background of the Offer; Past Contacts or Negotiations with Idenix.

The information set forth below regarding Idenix not involving Parent or Purchaser was provided by Idenix, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent or Purchaser with representatives of Idenix that resulted in the execution of the Merger Agreement. For a review of Idenix’s additional activities, please refer to Idenix’s Schedule 14D-9 that will be filed with the SEC and mailed to all Idenix stockholders.

The information set forth below regarding Idenix not involving Parent or Purchaser was provided by Idenix, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

On October 1, 2013, Parent announced a global initiative to sharpen its commercial and R&D focus. The multi-year initiative will enable Parent to better target its resources behind those opportunities that have the potential to deliver the greatest return on investment. As part of this initiative, Parent has focused on the treatment of Hepatitis C virus, which we refer to as HCV, with a goal to develop and commercialize a once-daily, all oral, ribarivin-free, pan-genotypic regimen with a high sustained virologic response rate and a short duration of treatment for patients around the world. To further this goal, Parent continues to regularly evaluate and search for opportunities to strengthen and complement its internal capabilities and consider potential transactions including acquisitions and licensing arrangements.

In December 2013, representatives from Parent contacted Ronald C. Renaud, Jr., Idenix’s President and Chief Executive Officer, to express its interest in reviewing certain data regarding one of Idenix’s product candidates, IDX-21437, when such data was available.

On February 28, 2014, Parent and Idenix entered into a confidentiality agreement with respect to the preliminary diligence and possible internal evaluation relating to IDX-21437.

On March 4, 2014, a representative of Parent and Mr. Renaud and Eric S. Hoffman, Vice President, Corporate and Business Development Idenix, met in Boston, Massachusetts to discuss next steps to enable review of IDX-21437 by Parent’s technical team.

On April 1, 2014, representatives from Idenix and Parent held a telephonic conference to discuss certain information related to IDX-21437.

On April 10, 2014, Messrs. Renaud and Hoffman had meetings with representatives from Parent at the annual meeting of the European Association for the Study of Liver, which we refer to as EASL, to discuss their respective HCV programs and Idenix’s clinical data and development plans for IDX-21437, which discussions continued among the parties’ representatives following the EASL.

On April 21, 2014, Mr. Renaud had a telephone conversation with Iain Dukes, Parent’s Senior Vice President of Business Development & Licensing. During this telephone conversation, Mr. Dukes expressed Parent’s interest in a potential business combination transaction to Mr. Renaud. Messrs. Renaud and Dukes agreed to schedule a meeting between representatives from their respective companies to continue discussions regarding each company’s clinical programs.

On May 1, 2014, Messrs. Renaud and Dukes had a telephonic conversation, during which Mr. Renaud informed Mr. Dukes that Idenix had received a proposal for a business combination transaction from another party. Mr. Renaud did not disclose, with any specificity, the terms of the proposal.

On May 5, 2014, representatives of Parent and Idenix met in Cambridge, Massachusetts to discuss each company’s clinical products related to HCV and to review a proposal by Parent for a development plan that included compounds from both companies. At this meeting, Parent’s representatives were also informed, without specificity, that Idenix had received another proposal from a party different than the party referenced on May 1st. Idenix’s representatives advised Parent’s representatives that if Parent was interested in pursuing a business combination with Idenix, Parent should also consider submitting a proposal in the near term in advance of an upcoming Idenix Board meeting.

On May 7, 2014, Mr. Renaud and Mr. Dukes met at an annual health care investor conference and discussed each of their respective companies and possibility of a potential transaction. Also on that same day, senior management of Parent had a telephonic conversation with representatives of Centerview Partners LLC, Idenix’s financial advisor (which we refer to as “Centerview”).

On May 8, 2014, Parent convened a meeting of Parent’s senior management during which representatives of Parent provided Parent senior management with an update regarding discussions with Idenix, reviewed a preliminary valuation analysis of Idenix and then discussed providing Idenix with an acquisition proposal.

On May 9, 2014, Mr. Renaud and Mr. Dukes had a telephonic conversation. During this conversation, Mr. Dukes informed Mr. Renaud that Parent was interested in acquiring all of the outstanding Shares of Idenix for $1.50 billion, which implied a price per Share of $9.78 in cash based on information then available to Parent, and thereafter representatives of Parent delivered a written proposal to that effect.

On May 13, 2014, Mr. Renaud and representatives of Centerview contacted representatives of Parent to inform them that Idenix was exploring its strategic alternatives. Parent was informed that any exploration of a transaction as part of Idenix’s exploratory process would be focused on parties who (i) potentially have an interest in Idenix based on such parties’ clinical programs and understanding of HCV indications, (ii) have the financial capability to pursue a transaction with Idenix and (iii) have the ability to move quickly and efficiently in a process, including having the ability to obtain regulatory approval.

That same day, Idenix delivered to Parent a confidentiality and standstill agreement that prohibited Parent, for an agreed upon period from the date of that agreement, from offering to acquire or acquiring Idenix, and from taking certain other actions, including soliciting proxies, without the prior written consent of Idenix, and which included provisions providing for the termination of the standstill on customary terms, including Idenix’s entry into a definitive agreement with a third-party providing for a sale of Idenix.

Between May 13 and May 15, 2014, representatives of Idenix’s senior management and Sullivan & Cromwell LLP, Idenix’s legal counsel (who we refer to as “Sullivan & Cromwell”), negotiated the terms of, and Idenix executed, such confidentiality and standstill agreement with Parent on May 15, 2014. Following entry into the confidentiality and standstill agreement, Parent, and their respective representatives — Hughes Hubbard & Reed LLP, Parent’s legal advisor (which we refer to as “Hughes Hubbard”), and Credit Suisse Securities (USA) LLC, Parent’s financial advisor (which we refer to as “Credit Suisse”), were given access to a virtual data room containing confidential information about Idenix.

Beginning the week of May 19, 2014, representatives of Idenix’s senior management and their advisors had several due diligence meetings via teleconference with representatives of Parent and its legal and financial advisors regarding Idenix’s business and operations.

On May 23, 2014, representatives of Centerview sent to representatives of Parent a letter requesting Parent to submit a proposal with respect to a potential transaction for Idenix by June 3, 2014, and representatives of Sullivan & Cromwell distributed a draft merger agreement to Hughes Hubbard.

Between May 23 and June 3, 2014, representatives of Sullivan & Cromwell had discussions with Hughes Hubbard regarding the terms and conditions of the draft merger agreement.

On May 27, 2014, Parent convened a meeting of Parent’s board of directors during which Parent’s management provided an update regarding discussions with Idenix, reviewed a valuation analysis of Idenix, discussed the strategic rationale for pursuing a transaction with Idenix, and then discussed providing Idenix with a revised acquisition proposal. Parent’s board of directors authorized Parent’s management to continue to pursue a transaction with Idenix.

Between May 28 through June 6, 2014, representatives of Parent and Idenix and their respective financial and legal advisors had numerous telephonic conversations regarding on going due diligence matters.

On June 3, 2014, Parent submitted a revised proposal to acquire all of the outstanding Shares at a price per Share of $18.00 in cash. Parent also submitted a revised draft of the merger agreement along with related documentation with its proposal, including a proposed support agreement that would require the Stockholder to execute as a condition to any proposed transaction. Following receipt of the proposal and after discussions with Idenix’s senior management, representatives of Centerview and Sullivan & Cromwell discussed the terms of Parent’s proposal with legal and financial advisors for Parent as well as various ongoing diligence matters.

On June 4, representatives of Centerview had a telephone conversation with representatives of Parent in which the Centerview representatives emphasized the importance of moving forward expeditiously to resolve the remaining issues under discussion by Idenix and Parent.

On June 5, 2014, representatives from Sullivan & Cromwell sent representatives of Hughes Hubbard a revised draft of the merger agreement. From that day until the Merger Agreement and related documents were executed on June 8, 2014, the parties and their respective representatives and advisors negotiated the terms of the Merger Agreement and related documentation. Significant issues discussed between the parties included the circumstances under which Idenix could consider alternative proposals and accept superior offers, the parties’ respective obligations to obtain requisite approvals to consummate the transaction, the amount of, and circumstances under which Idenix would be required to pay Parent, a termination fee and to reimburse Parent for certain transaction-related expenses, the length of the Offer period and circumstances in which the Offer period could or must be extended, the terms of certain representations and warranties of Idenix, and the terms of various covenants of Idenix relating to taking and refraining from certain actions following the execution of the Merger Agreement.

On June 6, 2014, Centerview contacted Credit Suisse to inform Parent that Parent’s June 3rd proposal did not represent the highest price per Share of any proposal received.

Also on June 6, immediately following a meeting of the Idenix Board, representatives of Centerview contacted representatives of Parent to request Parent submit a best and final proposal by June 8, 2014.

In addition, following the Idenix Board meeting on June 6th, until the execution of the support agreement by the Stockholder and Parent on June 8, 2014, representatives from Sullivan & Cromwell, Hughes Hubbard and legal counsel for the Stockholder discussed the terms of the Support Agreement. Among the issues discussed, the Stockholder included as a condition to its entry into any support agreement the requirement that the Offer not expire prior to August 4, 2014.

On June 8, 2014, Parent submitted its best and final proposal to acquire all of the outstanding Shares at a price per Share of $24.50 in cash.

Later that same day, Parent was informed that the Idenix Board determined that the final proposal from Parent was the financially superior proposal and that the legal terms of Parent’s proposal was substantially the same as what was received from another party, and as a result, the Idenix Board unanimously (i) approved, and declared advisable, the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Idenix and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that Idenix’s stockholders accept the Offer and tender their Shares into the Offer.

Immediately following the Idenix Board meeting on June 8, 2014, Idenix, Parent and Purchaser executed the Merger Agreement and the Stockholder and Parent executed the Support Agreement.

Before the opening of trading on the NASDAQ Global Market on June 9, 2014, Idenix and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $24.50 per Share in cash, without interest, less applicable tax withholding.

On June 20, 2014, Purchaser commenced the Offer and Idenix filed the Schedule 14D-9.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Idenix and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Idenix, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Idenix to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer promptly on or after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Idenix’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	amend, modify or waive satisfaction of the Minimum Condition;

•	amend, modify or supplement any of the other Offer Conditions in a manner that is adverse to Idenix’s stockholders;

•	impose additional conditions to the Offer;

•	extend or otherwise change the Expiration Date other than any extension pursuant to and in accordance with the Merger Agreement; or

•	amend, modify or supplement any other term of the Offer in a manner that is adverse to Idenix’s stockholders, except that Idenix will not consent to any amendment or modification or other change to the Merger Agreement that would provide for an Expiration Date prior to August 4, 2014.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if at any scheduled Expiration Date the Offer Conditions have not been satisfied or earlier waived, Purchaser will extend the Offer and the Expiration Date to a date that is not more than 10 business days after such previously scheduled Expiration Date; and

•	Purchaser will extend the Expiration Date for any period required by federal securities laws, any rule, regulation, interpretation or position of the SEC or its staff with respect thereto and rules and regulations of NASDAQ applicable to the Offer or as may be required by any other governmental entity.

However, Purchaser is not required to extend the Offer beyond the Termination Date.

Purchaser has agreed that it will irrevocably and unconditionally terminate the Offer promptly (and in any event within 24 hours of such termination) upon the termination of the Merger Agreement pursuant to Article VIII of the Merger Agreement prior to any scheduled Expiration Date. Purchaser is not otherwise allowed to terminate or withdraw the Offer without the prior written consent of Idenix other than in connection with the termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Idenix have agreed to take all necessary action to ensure that the board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Idenix, and the separate existence of Purchaser will cease, and Idenix will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the closing time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Idenix, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	a governmental entity of competent jurisdiction must not have enacted, issued, promulgated, enforced or entered any law, order, injunction or decree (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Idenix or any subsidiary of Idenix or Shares held by Parent, Purchaser or any other subsidiary of Parent, and in each case not held on behalf of third parties, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (which we refer to as the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Options. The Merger Agreement requires the Idenix Board (or, if appropriate, any committee thereof administering stock plans) to take such actions as may be required to provide that (i) each holder of Options (other than the options under the 2014 Employee Stock Purchase Plan) that are outstanding immediately prior to the Acceptance Time (whether or not then vested or exercisable) will be provided with notice pursuant to which all outstanding Options held by such holder will become fully vested and may be exercised (contingent on, and effective immediately after, the consummation of the Offer) by such holder beginning on the date of such notice through the date that is five business days prior to the Acceptance Time in accordance with the terms and conditions of the applicable stock plan under which such Options were granted and (ii) to the extent that any outstanding Options are not so exercised prior to the Acceptance Time, such Options will at the Acceptance Time automatically be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable withholdings) equal to the product of (x) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share of such Option, and (y) the number of Shares underlying such Option. Such amount will be paid by Parent or Idenix as soon as reasonably practicable (but in any event within three business days) following the Acceptance Time. Options with an exercise price that is equal to or greater than the Offer Price at the Acceptance Time will, at the Acceptance Time, automatically be forfeited for no consideration.

Treatment of ESPP. The Merger Agreement requires Idenix to take all actions necessary to cause the 2014 Employee Stock Purchase Plan (which we refer to as the “2014 ESPP”) not to commence an offering period to purchase Shares that would otherwise begin after the date of the Merger Agreement or to accept payroll deductions to be used to purchase Shares under the 2014 ESPP, and to cause the 2014 ESPP to terminate prior to the time that an offering period to purchase Shares would otherwise begin.

Representations and Warranties. In the Merger Agreement, Idenix has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority to enter into the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents or applicable law;

•	financial statements and SEC filings;

•	undisclosed liabilities;

•	litigation;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	licenses and compliance with laws;

•	material contracts;

•	real property;

•	state takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property;

•	insurance;

•	regulatory compliance;

•	broker’s and finder’s fees and expenses;

•	information supplied for purposes of the offer documents and the Schedule 14D-9;

•	the opinion of its financial advisor; and

•	adverse events to certain key products.

Some of the representations and warranties in the Merger Agreement made by Idenix are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the (x) properties, assets, liabilities, financial condition, business or results of operations or Covered Assets (as defined in the Merger Agreement) of Idenix and its subsidiaries, taken as a whole, or (y) ability of Idenix to consummate the transactions contemplated hereby on a timely basis; provided, however, that for the purposes of clause (x), none of the following, and no change, event, occurrence or effect, individually or in the aggregate, arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would occur:

(i)	any changes in general United States or global economic conditions;

(ii)	any changes in conditions generally affecting the pharmaceutical or biotechnology industries;

(iii)	any decline in the market price or trading volume of the Shares on NASDAQ (provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect);

(iv)	any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;

(v)	any failure, in and of itself, by Idenix or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect);

(vi)	the execution and delivery of the Merger Agreement, the performance by any party hereto of its obligations thereunder, or the public announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of Idenix with its employees or with any other third party;

(vii)	any litigation arising from allegations of any breach of fiduciary duty or violation of law relating to the Merger Agreement or the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or compliance by Idenix with the terms of the Merger Agreement;

(viii)	changes or proposed changes in U.S. generally accepted accounting principles or in laws applicable to Idenix or the enforcement or interpretation thereof;

(ix)	any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the Merger Agreement;

(x)	certain matters set forth in the confidential disclosure schedule delivered by Idenix to Parent in connection with the Merger Agreement; and

(xi)	any action required to be taken pursuant to or in accordance with the Merger Agreement or taken at the request of Parent or Purchaser.

except, in the cases of the foregoing clauses (i), (ii), (iv) or (ix), to the extent that Idenix is materially disproportionately adversely affected thereby as compared with other participants in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Idenix with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	litigation;

•	available funds;

•	capitalization of Purchaser;

•	broker’s fees and expenses;

•	information supplied for purposes of the offer documents and the Schedule 14D-9; and

•	non-reliance on Idenix estimates, projections, forecasts, forward-looking statements and business plans.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Idenix has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Idenix’s confidential disclosure letter, the business of Idenix and its subsidiaries will be conducted in all material respects in the ordinary course of business and, to the extent consistent with the foregoing, Idenix and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations substantially intact, maintain satisfactory relationships with governmental entities, customers and suppliers having significant business dealings with them and keep available the services of their key employees.

Idenix has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned), as expressly provided for by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Idenix’s confidential disclosure letter, Idenix will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	adopt any change in its certificate of incorporation or bylaws or other applicable governing instruments;

•	merge or consolidate Idenix or any of its subsidiaries with any other person, except for any such transactions among wholly-owned subsidiaries of Idenix;

•	make any material acquisition of assets outside of the ordinary course of business, other than acquisitions (A) pursuant to contracts in effect as of the date of the Merger Agreement, or (B) that would be permissible under the ninth bullet point below;

•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Idenix or any of its subsidiaries (other than (A) the issuance of Shares upon the exercise of Options; or (B) the issuance of Shares to Novartis Pharma AG upon the occurrence of the preceding subclause (A), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities);

•	make any loans, advances or capital contributions to or investments in any person (other than Idenix or any direct or indirect wholly-owned subsidiary of Idenix) in excess of $2,000,000 in the aggregate other than loans, advances, capital contributions or investments made in the ordinary course of business;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned subsidiary to Idenix or to any other direct or indirect wholly-owned subsidiary) or enter into any agreement with respect to the voting of its capital stock;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the retention or acquisition of any Shares tendered by current or former employees or directors in order to pay taxes in connection with the exercise of Options);

•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Idenix or any of its subsidiaries, other than (A) in the ordinary course of business (including to fund expenditures permissible under the third, fifth and ninth bullet points), (B) Permitted Liens (as defined in the Merger Agreement) or (C) other indebtedness in an aggregate principal amount not to exceed $2,000,000 outstanding at any time;

•	except for expenditures made in the ordinary course of business or those related to operational emergencies, equipment failures or outages, make or authorize any capital expenditure in excess of $2,000,000 in the aggregate during any calendar year;

•	make any material changes with respect to financial accounting policies or procedures, except as required by U.S. generally accepted accounting principles;

•	settle or compromise any litigation or other proceedings before any arbitrator, court or a governmental entity that (A) relates to the transactions contemplated by the Merger Agreement, (B) does not relate to the transactions contemplated by the Merger Agreement and (I) involves the payment of monetary damages that exceed $2,000,000 individually or in the aggregate during any calendar year, net of any amount covered by insurance or indemnification or (II) imposes or requires actions that would have a material effect on the continuing operations of Idenix or (C) relates to any certain specified litigations;

•	make or cause to be made any material tax election, change any material method of accounting or file or cause to be filed any amended tax return or claim for refund of taxes;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, rights, operations, product lines or businesses of Idenix or its subsidiaries, including capital stock of any of its subsidiaries, other than Permitted Liens or transactions (A) in the ordinary course of business, including with respect to any

Intellectual Property (as defined in the Merger Agreement) or (B) pursuant to contracts, including IP Contracts (as defined in the Merger Agreement), in effect prior to the date of the Merger Agreement;

•	except as required pursuant to a contract or an employee benefit plan of Idenix or its subsidiaries in effect on the date of the Merger Agreement or as required by law, (i) grant or provide any bonus, severance, termination, change of control, or retention payments or benefits to, or increase in any manner the bonus, severance, termination, change of control, or retention payments or benefits of, any director, officer, employee or independent contractor, (ii) grant, modify or amend any equity or equity-based awards that may be settled in Shares or any other securities of Idenix or its subsidiaries, (iii) increase the compensation, bonus, fringe or benefits of any directors, officers, employees or independent contractors, except for annual merit-based base pay increases (and corresponding increases to cash incentive opportunities) to non-executive officers consistent with past practice and that do not exceed 3% per individual and 2% in the aggregate; (iv) establish, adopt, enter into, terminate or amend any employee benefit plan of Idenix or its subsidiaries, other than routine changes to welfare plans or any other changes to employee benefit plans that would not result in more than a de minimis increase in costs under such plans; (v) accelerate the vesting or payment of any compensation or benefits under any employee benefit plan of Idenix or its subsidiaries except as provided in the Merger Agreement or (vi) hire any employee or officer with an annual base salary in excess of $150,000 (other than hiring of any employees or officers to replace any employees or officers who left employment or in fulfillment of open job requisitions on the date of the Merger Agreement) or terminate the employment of any employee (other than for just cause);

•	except as required by applicable law, enter into, adopt, or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•	other than in the ordinary course of business or except for contracts that relate to IDX-21437 (including any Intellectual Property related thereto), among other things, (A) enter into any contract or agreement that would be a material contract if it had been entered into prior to the date of the Merger Agreement, or (B) terminate, amend, modify, renew or waive any material rights under any material contract;

•	enter into, terminate, amend, modify, renew or waive any material rights under any IP Contracts, or sell, transfer or license to any person or otherwise adversely amend or modify any rights to any Intellectual Property of Idenix or any Idenix subsidiary; or

•	agree, authorize or commit to do any of the foregoing.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, upon reasonable notice, Idenix will, and will cause its subsidiaries to, afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, Idenix will, and will cause its subsidiaries to, furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested (including for purposes of determining whether Idenix or any subsidiary has undergone any ownership change under Section 382 of the Code prior to the Effective Time or determining the applicability of Sections 280G and 4999 of the Code), subject to certain proviso in the Merger Agreement and applicable law. As soon as reasonably practicable after the date of the Merger Agreement, Idenix will deliver to Parent copies of calculations with respect to Section 280G of the Code with respect to any disqualified individuals in connection with the transactions contemplated by the Merger Agreement. At the request of Parent and subject to applicable law, Idenix will use its reasonable best efforts to arrange prompt access for Parent’s officers and authorized representatives to the counterparties to certain material contracts.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Idenix’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Idenix’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Idenix or listed on the confidential disclosure letter provided by Idenix to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Idenix’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Idenix’s policies existing on the date hereof; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by Idenix for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Reasonable Best Efforts. Each of Idenix, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable. Each of Idenix, Parent and Purchaser agreed to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable, (and in any event to make all filings pursuant to the HSR Act within 10 calendar days of the date of the Merger Agreement) all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Parent will not withdraw and refile its initial filing or take similar voluntary action to extend the review period under the HSR Act or any other law unless Idenix has consented in writing in advance thereto (which consent will not be unreasonably withheld, conditioned or delayed). Idenix and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to applicable laws relating to the exchange of information, Parent and Idenix will have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or Idenix, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In exercising the foregoing rights, each of Idenix and Parent have agreed to act reasonably and as promptly as practicable. Nothing in the Merger Agreement requires Idenix or its subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing of the Merger.

Subject to applicable laws, Idenix and Parent each have agreed to, upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, Idenix or any of their respective subsidiaries to any third party and/or any governmental entity in connection with the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement.

Subject to applicable laws and the instructions of any governmental entity, Idenix and Parent each have agreed to keep the other apprised of the status of matters relating to completion of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or Idenix, as the case may be, or any of its subsidiaries, from any third party and/or any governmental entity with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Neither Idenix nor Parent will permit any of its officers or any other representatives to participate in any meeting or teleconference with any governmental entity in respect of any filings, investigation or other inquiry with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement unless to the extent practicable (i) it consults with the other party in advance and (ii) to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate in such meeting or teleconference except that such rights to participate will not apply when information that the other party deems competitively sensitive is being discussed.

Subject to the terms and conditions set forth in the Merger Agreement, each of Idenix and Parent (as applicable) has agreed to take or cause to be taken the following actions:

•	the prompt provision to each and every domestic or foreign governmental or regulatory authority, agency, commission, body, court or executive governmental entity with jurisdiction over enforcement of any applicable antitrust or competition laws (which we refer to as a “Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	the prompt use of its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including, without limitation, the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, including, without limitation, any governmental entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions and, in the case of any such claim asserted by a Government Antitrust Entity, the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of Idenix, Parent or any of their respective subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action (which we refer to as a “Remedy”) is reasonably necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance or enactment of any order, decree, decision, determination, judgment or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation in any material respect of the transactions contemplated by the Merger Agreement by any Government Antitrust Entity (it being understood that, (I) as it relates to Idenix and its subsidiaries, no such action will be binding on Idenix or its subsidiaries unless it is contingent upon the occurrence of the closing of the Merger and (II) without limitation of Parent’s obligations to avoid, prevent, eliminate or remove any such proceeding, order, decree, decision, determination, judgment or law on or prior to the Termination Date, Parent will have complete discretion in the negotiation of any such Remedy) except that, notwithstanding anything to the contrary in the Merger Agreement, Parent is not required to sell, divest, hold separate or license IDX-21437; and

•

the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by the previous bullet point necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by the Merger Agreement.

Employee Matters. Parent has agreed that, during the period commencing at the Acceptance Time and ending on the last day of the calendar year following the calendar year in which the Acceptance Time occurs, Parent will provide, or cause to be provided, (1) to each employee of Idenix and its subsidiaries who is employed as of immediately prior to the Acceptance Time (each, we refer to as a “Continuing Employee”) base salary and annual target cash incentive opportunity (excluding any equity-based compensation or benefits) which are, in each case, no less than those provided by Idenix and its subsidiaries immediately prior to the Acceptance Time to each such Continuing Employee, (2) to the Continuing Employees, welfare benefits and perquisites (excluding any equity-based compensation or benefits) that are substantially comparable in the aggregate to those provided by Idenix and its subsidiaries immediately prior to the Acceptance Time under either the employee benefit plans of Idenix and its subsidiaries or employee benefit plans maintained by Parent or its affiliates, at Parent’s sole discretion, and (3) to each Continuing Employee, severance benefits that are no less favorable than the severance benefits provided by Parent under the Merck & Co., Inc. U.S. Separation Benefits Plan.

Continuing Employees will receive service credit for purposes of vesting and benefit accrual (solely for purposes of determining severance, vacation and sick time credit) and eligibility to participate under Parent and its subsidiaries’ employee benefit plans that provide benefits to the Continuing Employee following the Acceptance Time to the same extent as the Continuing Employee was entitled to credit for such service under a similar employee benefit plan of Idenix or its subsidiaries prior to the Acceptance Time (except to the extent the service credit would result in a duplication of benefits). The Merger Agreement also requires Parent to use reasonable best efforts to:

•	cause Continuing Employees to be immediately eligible to participate in Parent employee benefit plans to the extent coverage under such a plan replaces coverage under a comparable employee benefit plan of Idenix or its subsidiaries in which the Continuing Employee participated immediately prior to the Acceptance Time;

•	cause all evidence of insurability requirements, pre-existing condition exclusions and actively-at-work requirements of Parent employee benefit plans providing medical, dental, pharmaceutical and/or vision benefits to be waived for Continuing Employees and their covered dependents to the extent such evidence of insurability requirements, pre-existing condition exclusions or actively-at-work requirements were waived or satisfied under a comparable employee benefit plan of Idenix or its subsidiaries; and

•	cause any eligible expenses incurred by Continuing Employees and their covered dependents under an employee benefit plan of Idenix or its subsidiaries during the portion of the plan year prior to the Acceptance Time to be taken into account under corresponding Parent employee benefit plans for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to the Continuing Employees and their covered dependents for the applicable plan year.

Parent acknowledged that a “change in control” or other event with similar import, within the meaning of the employee benefit plans of Idenix or its subsidiaries that contain such terms will occur upon the Acceptance Time. Parent will, and will cause Idenix and any successor thereto to, honor, assume, fulfill and discharge Idenix’s and its subsidiaries’ obligations under certain employment agreements with executive employees. No later than the Acceptance Time, Idenix will take all actions necessary to cause Idenix’s Change in Control Severance Guidelines for Employees (applicable to VP Grade and 1-18 Grades) to terminate without any liability to Idenix or its subsidiaries, effective as of immediately prior to the Acceptance Time.

If the Acceptance Time occurs during calendar year 2014, Parent will cause Idenix to pay to each Continuing Employee who is a participant in the Idenix Pharmaceuticals FY2014 Employee Bonus Plan immediately prior to the Acceptance Time and who either remains employed by Parent or its affiliates (including Idenix) through December 31, 2014, or is terminated from employment by Parent or its affiliates (including Idenix) on or after the Acceptance Date and prior to January 1, 2015 (other than for just cause), an annual incentive amount in respect of the 2014 fiscal year equal to no less than the applicable target level for each such employee (at 100% funding). Such bonus will be paid at the same time as would otherwise be payable pursuant to the terms of the Idenix Pharmaceuticals FY2014 Employee Bonus Plan.

No later than the Acceptance Time, Idenix will take all actions reasonably necessary, including causing the adoption of resolutions of the Idenix Board, to terminate Idenix’s 401(k) Plan and to cause each Continuing Employee to become 100% vested in such Continuing Employee’s accounts under Idenix’s 401(k) Plan, effective as of no later than the day immediately preceding the Acceptance Time. As soon as administratively feasible after the Acceptance Time, Parent will take such actions necessary to permit Continuing Employees to participate in the Merck U.S. Savings Plan and the Retirement Plan for Salaried Employees of MSD. Service by Continuing Employees for Idenix and its subsidiaries prior to the Acceptance Time will be included, as applicable, for vesting, eligibility and cash balance service points, but not for benefit accruals, under each such Parent plan.

Acquisition Proposals. Idenix agreed that, except as expressly permitted by Section 6.2 of the Merger Agreement, neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries will, and that it will instruct and use its reasonable best efforts to cause its and its subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives not to:

(i)	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with any person (other than Parent, Purchaser or any designees of Parent or Purchaser), or provide any non-public information or data to any person (other than Parent, Purchaser or any designees of Parent or Purchaser) relating to, Idenix or any of its subsidiaries, or to afford access to the business, properties, assets, books or records of Idenix or any of its subsidiaries to any person (other than Parent, Purchaser or any designees of Parent or Purchaser); or

(iii)	otherwise assist, participate in, facilitate or knowingly encourage any effort or attempt by any third party to make or seek to make an Acquisition Proposal.

Idenix agreed to, and agreed to cause their representatives to, immediately (i) cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) request and use reasonable best efforts to cause the prompt return or destruction of all confidential information previously furnished to any person within the last 12 months for the purposes of evaluating a possible Acquisition Proposal and (iii) prohibit and prevent any third party from accessing any physical or electronic data room relating to a possible Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the Acceptance Time, (i) Idenix may provide information relating to Idenix and/or any of its subsidiaries in response to a request therefor by a person or “group” (as defined in or under Section 13(d) of the Exchange Act) of persons who has made a bona fide written Acquisition Proposal if Idenix receives from the person or group of persons so requesting such information an executed customary confidentiality agreement on terms that, taken as a whole, are not less restrictive to the other party than those contained in the Confidentiality Agreement (as defined below); it being understood that such confidentiality agreement need not prohibit the making or amendment to an Acquisition Proposal; and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously disclosed or provided; and (ii) Idenix and its representatives may engage or participate in any discussions or negotiations with any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of persons who has made such a bona fide written Acquisition Proposal, in each case, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, (1) the Idenix Board or any committee thereof determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (2) the Idenix Board or any committee thereof has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

Idenix has agreed to promptly (and, in any event, within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and to the extent Idenix is permitted pursuant to any confidentiality agreements as in effect as of the date of the Merger Agreement, the identity of the person or group of persons making the proposal or offer, and thereafter keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Idenix’s intentions as previously notified (including by providing copies of additional written materials relating thereto within 24 hours of receipt thereof).

“Acquisition Proposal” means:

•	any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Idenix and/or any of its subsidiaries;

•	any direct or indirect acquisition by any person (or the equity holders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act) resulting in, or proposal or offer (including a tender offer), which if consummated would result in, any person (or the equity holders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of Idenix, or 15% or more of the consolidated total assets (including equity securities of its subsidiaries) of Idenix (measured by the fair market value thereof), in each case other than the transactions contemplated by the Merger Agreement; or

•	any proposal of offer with respect to any license (whether exclusive or non-exclusive) pertaining to commercialization rights for IDX-21437, IDX-21459 or Samatasvir; provided that no research or development collaborations described in any material contract as in effect on the date of the Merger Agreement, subject to Section 6.1(a)(xvi)(C) of the Merger Agreement, shall be considered or deemed to be an Acquisition Proposal.

“Superior Proposal” means a bona fide written Acquisition Proposal that would result in any person (or the equity holders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act) becoming the beneficial owner, directly or indirectly, of more than 50% of the consolidated total assets (including equity securities of its subsidiaries) of Idenix (measured by any of the fair market value thereof) or more than 50% of the total voting power of the equity securities of Idenix that the Idenix Board or any committee thereof has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to Idenix’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(c) and Section 8.3(a) of the Merger Agreement).

Nothing in the Merger Agreement will prohibit Idenix or the Idenix Board from taking and disclosing to Idenix’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Idenix Board (after consultation with outside legal counsel), failure to do so would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable law, or otherwise violate its obligations under applicable law. However, Idenix will not be permitted to effect a Change in Recommendation (as defined below) without complying with its obligations described in “— Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the Idenix Board has determined to recommend that the stockholders of Idenix accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Recommendation.” The Idenix Board also agreed to include the Company Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Idenix Board nor any committee thereof may:

(i)	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation (it being understood that the Idenix Board or any committee thereof may take no position with respect to an Acquisition Proposal until the close of business on the 10th business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii)	except as expressly permitted by, and after compliance with, the Merger Agreement, cause or permit Idenix to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in and entered into in compliance with Section 6.2(a) of the Merger Agreement) (which we refer to as an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in the Merger Agreement, prior to the Acceptance Time, the Idenix Board or any committee thereof may withhold, withdraw, qualify or modify the Company Recommendation (which we refer to as a “Change of Recommendation”) if:

•	(x) the Idenix Board or any committee thereof receives an Acquisition Proposal that it determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and the Idenix Board or any committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to effect a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law or (y) an Intervening Event (as defined in the Merger Agreement) occurs and as a result thereof the Idenix Board or any committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to effect a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law;

•	Idenix has notified Parent in writing that it intends to effect a Change of Recommendation describing in reasonable detail the reasons for such Change of Recommendation (which we refer to as a “Recommendation Change Notice”);

•	if applicable, Idenix has provided Parent a copy of all definitive agreements (including all financing documents) with respect to such Superior Proposal;

•

if requested by Parent, Idenix has discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith, with Parent’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to make such Change of Recommendation would no longer be inconsistent with the board of directors’ fiduciary duties (and, if applicable, such Superior Proposal ceases to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Idenix to Parent of such Recommendation Change Notice and ending at the passage of seventy-two hours, or if such seventy-two hour period does not include at least one full business day (beginning at 9 a.m. and ending at 5 p.m. Eastern Time), ending at 5:00 p.m. Eastern Time on the first business day commencing after the passage of such seventy-two (72) hour period (which we refer to as the “Match Period” ) (it being understood and agreed that any amendment to any material term or condition of any Superior Proposal shall require a new Recommendation Change Notice and a new Match Period); and

•	no earlier than the end of the Match Period following receipt of the Recommendation Change Notice by Parent, the Idenix Board or any committee thereof shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of any binding proposal to amend or the Merger Agreement by Parent, that the failure to effect a Change of Recommendation would still be inconsistent with its fiduciary duties under applicable law and, if applicable, the Idenix Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to the Merger Agreement, the Acquisition Proposal that is the subject of the Recommendation Change Notice continues to constitute a Superior Proposal, and in such case Idenix may also take actions pursuant to Section 8.3(a) of the Merger Agreement.

Idenix or the Idenix Board or any committee thereof shall not be deemed to be prohibited from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of Idenix pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of Idenix); provided, however, that the Idenix Board or any committee thereof shall not make any Change of Recommendation except in accordance with the Merger Agreement.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Idenix;

•	by either Idenix or Parent, prior to the Effective Time, if prior to the Acceptance Time any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, prohibiting consummation of the Offer or the Merger shall become final and non-appealable; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such order, injunction, decree or other action;

•	by either Idenix or Parent, prior to the Effective Time, if the Acceptance Time has not occurred by the Termination Date; provided, however, that (i) the right to terminate the Merger Agreement pursuant to the Merger Agreement shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the Termination Date and (ii) if as of such date, the Regulatory Condition is not satisfied but all of the other conditions to the Offer have been satisfied or waived (other than the Minimum Condition and the delivery of the certificates referenced in clause (5) of Exhibit A of the Merger Agreement, which certificates only need to be capable of being delivered) and the Regulatory Condition remains capable of being satisfied or waived, then the Termination Date may be extended until March 9, 2015 at the election of Parent or Idenix by written notice to the other party (and such date shall then be the Termination Date);

•

by Idenix, at any time prior to the Acceptance Time, if (i) the Idenix Board or any committee thereof authorizes Idenix, subject to complying with the terms of the Merger Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and Idenix notifies Parent in writing (which we refer to as the “Superior Proposal Notice”) that it intends to enter into such an agreement, attached to which notice is a copy of all definitive agreements (including all financing documents) with respect to such notice; (ii) if requested in writing by Parent, Idenix has discussed and negotiated in good faith, and has made its representatives available to discuss and negotiate in good faith, with Parent’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to terminate the Merger Agreement pursuant to the Merger Agreement would not be inconsistent with the fiduciary duties of the Idenix Board (and such Superior Proposal would cease to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Idenix to Parent of such Superior Proposal Notice and ending at the end of the Match Period (it being understood and hereby agreed that (1) such Match Period may be the same Match Period previously referenced if the Superior Proposal Notice also serves as a Recommendation Change Notice and (2) any amendment to any material term or condition of the definitive agreements provided in the Superior Proposal Notice shall require a new Superior Proposal Notice and a new Match Period); (iii) no earlier than the end of the Match Period referred to in clause (ii), the Idenix Board (or any committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), after considering the terms of binding proposal to amend or modify the Merger Agreement by Parent, that such Superior Proposal remains a Superior Proposal and that failure to terminate the Merger Agreement pursuant to the Merger Agreement would be inconsistent with its fiduciary duties under applicable law; (iv) Idenix immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to the Merger Agreement and (v) the Idenix Board approves, and Idenix concurrently with the termination enters into, a definitive agreement providing for the implementation of such Superior Proposal;

•	by Idenix, at any time prior to the Acceptance Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Purchaser in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, and such breach or untruth (i) is incapable of being cured by the Termination Date, or if curable, has not been cured within 20 business days after receipt of written notice thereof from Idenix and (ii) impairs or would reasonably be expected to impair in any material respect the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided that Idenix has given Parent at least 30 days’ written notice (or such shorter period of time as may remain prior to the Termination Date) prior to such termination pursuant to the Merger Agreement;

•	by Idenix, if Purchaser fails to commence the Offer as promptly as practicable or if Purchaser fails to consummate the Offer in accordance with the terms of the Merger Agreement or any waiver thereof, except that such right to terminate the Merger Agreement will not be available to Idenix if Idenix is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement that has been the cause of, or resulted in, Purchaser’s failure to commence the Offer on or prior to such date;

•	by Parent, if (i) the Idenix Board or any committee thereof has made a Change of Recommendation or (ii) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within 10 business days after the commencement of such tender or exchange offer (within the meaning of Rule 14d-2 under the Exchange Act), Idenix has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that Idenix stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

•	by Parent, at any time prior to the Acceptance Time, if there has been a breach of any representation, warranty, covenant or agreement made by Idenix in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement, and such breach or untruth gives rise to a failure of the Offer Conditions set forth in paragraph (3) or (4) of Exhibit A to the Merger Agreement to be satisfied and such breach or condition is incapable of being cured by the Termination Date, or if curable, has not been cured within 20 business days after receipt of written notice from Parent; provided that Parent has given Idenix at least 30 days written notice (or such shorter period of time as may remain prior to the Termination Date) prior to such termination pursuant to the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any directors, officers, stockholders, employees, agents, consultants or representatives) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Idenix Termination Fee” below, and (ii) nothing in the Merger Agreement (including the payment of the Idenix Termination Fee) will relieve any party of liability for fraud or any breach of the Merger Agreement prior to such termination.

Idenix Termination Fee. Idenix has agreed to pay Parent a termination fee of $115,600,000 (which we refer to as the “Idenix Termination Fee”) if:

•	after the date of the Merger Agreement, a bona fide Acquisition Proposal has been made to Idenix or any of its subsidiaries or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Idenix or any of its subsidiaries (and such Acquisition Proposal or publicly announced intention has not been publicly withdrawn prior to the date of termination) and thereafter the Merger Agreement is terminated by Parent pursuant to Section 8.4(b) of the Merger Agreement or by either Parent or Idenix pursuant to Section 8.2(a) of the Merger Agreement;

•	the Merger Agreement is terminated by Parent pursuant to Section 8.4(a) of the Merger Agreement (Change of Recommendation’ failure to reject commenced tender or exchange offer that constitutes an Acquisition Proposal); or

•	the Merger Agreement is terminated by Idenix pursuant to Section 8.3(a) of the Merger Agreement (Superior Proposal).

Additionally, if the Merger Agreement is terminated because the Offer has not been consummated by the Expiration Date and at the time of termination the only condition to the Offer that is unsatisfied is the Minimum Condition, then Idenix has agreed to reimburse up to $5,000,000 of Parent’s reasonable documented out-of-pocket fees and expenses incurred prior to termination in connection with the transactions contemplated by the Merger Agreement (and the amount of such reimbursement will be credited against any termination fee that may subsequently become payable by Idenix in connection with its entry into an agreement for a business combination in the 12 months subsequent to termination). The parties to the Merger Agreement are also entitled to an injunction or injunctions to prevent breaches of the Merger Agreement, and to specifically enforce the terms and provisions of the Merger Agreement.

Specific Performance. The parties have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Support Agreement with the Stockholder, which owns approximately 35% of the outstanding Shares.

Pursuant to the Support Agreement, the Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of Idenix stockholders, or any adjournment or postponement thereof, the Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, such number of Shares owned by the Stockholder representing 14.9% of the aggregate Shares outstanding as of the date thereof (which we refer to as the “Subject Shares”):

•	against any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Idenix contained in the Merger Agreement, or of the Stockholder contained in the Support Agreement or (b) result in any of the Offer Conditions not being satisfied on or before the Termination Date;

•	against any change in the Idenix Board; and

•	against any Acquisition Proposal and against any other action, agreement or transaction involving Idenix that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Stockholder further agreed to certain restrictions with respect to its Subject Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions.

The Support Agreement will terminate with respect to the Stockholder upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of the Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Idenix’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or (d) the mutual written consent of Parent and the Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(2) of the Schedule TO.

Confidentiality Agreement

On May 15, 2014, Idenix and an affiliate of Parent entered into a customary confidentiality agreement (which, as it may be amended from time to time, we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Idenix. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Idenix furnished by Idenix to Parent or its representatives.

12.	Purpose of the Offer; Plans for Idenix.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Idenix. The Offer, as the first step in the acquisition of Idenix, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Idenix or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Idenix. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Idenix.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Idenix before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Idenix in accordance with Section 251(h) of the DGCL.

Plans for Idenix. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Idenix and the Idenix Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Idenix and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Idenix during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Idenix’s business, operations, capitalization and management with a view to optimizing development of Idenix’s potential in conjunction with Idenix’s and Parent’s existing businesses. We expect that all aspects of Idenix’s business will be fully integrated into Parent. However, plans may change based on further analysis including changes in Idenix’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Idenix,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Idenix (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Idenix, (iii) any material change in Idenix’s capitalization or dividend policy, (iv) any other material change in Idenix’s corporate structure or business, (v) changes to the management of Idenix or the Idenix Board, (vi) a class of securities of Idenix being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Idenix being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Idenix, on the one hand, and Parent, Purchaser or Idenix, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Idenix entering into any such agreement, arrangement or understanding.

It is possible that certain members of Idenix’s current management team will enter into new employment arrangements with Idenix after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Idenix Pharmaceuticals, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Idenix to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Idenix to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Idenix to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Idenix, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Idenix and persons holding “restricted securities” of Idenix to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Idenix to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Idenix will not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any capital stock of Idenix (including the Shares).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser is not required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there have not been validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee) and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares issuable upon the exercise of all outstanding Options and other rights to purchase the Shares);

(b) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act will not have expired or been terminated prior to the Expiration Date;

(c) there has not been confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, there has not been requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement; or

(d) any of the following events exist:

(i)	the Merger Agreement has been terminated in accordance with its terms;

(ii)	any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law, order, injunction or decree (whether temporary, preliminary or permanent) that (A) is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (B) compels Parent or Purchaser to agree to or implement any Non-Required Remedy (as defined in the Merger Agreement);

(iii)	(A) the representations and warranties of Idenix set forth in the Merger Agreement that are qualified by reference to Company Material Adverse Effect (other than the representations and warranties set forth in the first and third sentences of Section 5.1(b) (relating to Idenix’s Capital Structure) and Section 5.1(c)(i) (relating to Idenix’s Corporate Authority) of the Merger Agreement) are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date), (B) the representations and warranties of Idenix set forth in the Merger Agreement that are not qualified by reference to Company Material Adverse Effect (other than the representations and warranties set forth in the first and third sentences of Section 5.1(b) (relating to Idenix’s Capital Structure) and Section 5.1(c)(i) (relating to Idenix’s Corporate Authority) of the Merger Agreement) are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, the condition set forth in this clause (iii)(B) is deemed to have been satisfied even if any representations and warranties of Idenix are not so true and correct if the failure of such representations and warranties of Idenix to be so true and correct, individually or in the aggregate, has not resulted in a Company Material Adverse Effect or (C) the representations and warranties set forth in the first and third sentences of Section 5.1(b) (relating to Idenix’s Capital Structure) and Section 5.1(c)(i) (relating to Idenix’s Corporate Authority) of the Merger Agreement are not true and correct in all respects, except for de minimis inaccuracies, as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date);

(iv)	Idenix has failed to perform in all material respect all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date; or

(v)	Idenix has not delivered to Parent dated as of the Expiration Date a certificate signed on behalf of Idenix by a senior executive officer of Idenix to the effect that the conditions set forth in clauses (iii) and (iv) above have been satisfied as of immediately prior to the Expiration Date.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions shall be for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case, except for the Minimum Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Parent and

Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement. Any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of Purchaser. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 shall have the meaning ascribed to them elsewhere in the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Idenix with the SEC and other information concerning Idenix, we are not aware of any governmental license or regulatory permit that appears to be material to Idenix’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Idenix’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Idenix filed on June 18, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern time, on July 3, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Idenix is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Idenix’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Idenix from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Idenix. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Idenix, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Compliance with the French Financial and Monetary Code. The parties will obtain confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement

State Takeover Laws. Idenix is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has duly elected not to be governed by Section 203 of the DGCL.

Idenix, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Idenix (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Idenix will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Idenix. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Idenix will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Idenix in accordance with Section 251(h) of the DGCL.

Certain Litigation. On June 16, 2014, two cases were filed in the Court of Chancery of the State of Delaware against Idenix, its directors and certain officers, and Parent and Purchaser, captioned as follows: Ronald Burns, et. al. v. Idenix Pharmaceuticals, Inc., et. al., Case No. 9764-VCG (Del. Ch.) and Emin Dulger, et. al. v. Idenix Pharmaceuticals, Inc., et. al., Case No. 9767-VCG (Del. Ch.). The two cases are putative class actions brought by purported stockholders alleging, among other things, that Idenix’s directors breached their fiduciary duties by approving the Merger Agreement, and that Idenix, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Idenix a written demand for appraisal of Shares held, which demand must reasonably inform Idenix of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Idenix has advised Purchaser that it will file with the SEC on or prior to the fifth business day after the date on which Parent and Purchaser file the offer documents with the SEC (but in no event earlier than the 10th business day after the date of the Merger Agreement) its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Idenix Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Idenix” above.

Imperial Blue Corporation

June 20, 2014

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of June 20, 2014. The current business address of each person is c/o Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889-0100, and the business telephone number is (908) 423-1000. Except as provided for below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Kenneth C. Frazier	59	Chairman, President and Chief Executive Officer; Director
Leslie A. Brun	61	Director
Thomas R. Cech	66	Director
Thomas H. Glocer	54	Director
William B. Harrison, Jr.	70	Director
C. Robert Kidder	69	Director
Rochelle B. Lazarus	66	Director
Carlos E. Represas*	68	Director
Patricia F. Russo	61	Director
Craig B. Thompson	61	Director
Wendell P. Weeks	54	Director
Peter C. Wendell	63	Director
Adele D. Ambrose	57	Senior Vice President and Chief Communications Officer
Robert M. Davis	48	Executive Vice President and Chief Financial Officer
Willie A. Deese	58	Executive Vice President and President, Merck Manufacturing Division
Richard R. Deluca, Jr.	51	Executive Vice President and President, Merck Animal Health
Clark Golestani	47	Executive Vice President and Chief Information Officer
Mirian M. Graddick-Weir	59	Executive Vice President, Human Resources
Bridgette P. Heller	52	Executive Vice President and President, Merck Consumer Care
Michael J. Holston	51	Executive Vice President and Chief Ethics and Compliance Officer
Rita A. Karachun	50	Senior Vice President Finance-Global Controller
Bruce N. Kuhlik	57	Executive Vice President and General Counsel
Roger M. Perlmutter	61	Executive Vice President and President, Merck Research Laboratories
Michael Rosenblatt	66	Executive Vice President and Chief Medical Officer
Adam H. Schechter	49	Executive Vice President and President, Global Human Health

*	Citizen of the Kingdom of Spain and the United Mexican States.

Executive Officers of Parent

Kenneth C. Frazier has served as President since 2010 and Chief Executive Officer since 2011 of Parent, and also has served as Chairman of the board of directors of Parent since 2011. Mr. Frazier has also served as a director of Exxon Mobil Corporation since 2009. Mr. Frazier was Senior Vice President and General Counsel from 1999 to 2006, Executive Vice President and General Counsel from 2006 to 2007 and Executive Vice President and President, Global Human Health from 2007 to 2010 of Parent.

Adele D. Ambrose has served as Senior Vice President and Chief Communications Officer since 2009. She is responsible for the Global Communications organization. Ms. Ambrose was previously Vice President and Chief Communications Officer in 2007.

Robert M. Davis has served as Executive Vice President and Chief Financial Officer of Parent since April 2014. He is responsible for Parent’s worldwide financial organization, investor relations, corporate strategy, corporate business development, global facilities and Parent’s joint venture relationships. Prior to April 2014, Mr. Davis served as Corporate Vice President and President, Baxter Medical Products from 2010 to 2014, Corporate Vice President and President of Baxter’s Renal business and Corporate Vice President and Chief Financial Officer, Baxter Healthcare, from 2006 to 2010.

Willie A. Deese has served as Executive Vice President and President, Merck Manufacturing Division since 2009. He is responsible for Parent’s global manufacturing, procurement and distribution and logistics functions. Mr. Deese previously held the same position in 2008.

Richard R. Deluca, Jr. has served as Executive Vice President and President, Merck Animal Health since 2011. He is responsible for the Merck Animal Health organization. Prior to September 2011, Mr. DeLuca was Chief Financial Officer, Becton Dickinson Biosciences in 2010 and President, Wyeth’s Fort Dodge Animal Health division from 2007 to 2010. He also served as Chief Operating Officer, Fort Dodge from 2006 to 2007 and Executive Vice President and Chief Financial Officer from 2002 to 2006.

Clark Golestani has served as Executive Vice President and Chief Information Officer since 2012. He is responsible for Parent’s global information technology. Mr. Golestani previously was Vice President, Merck Research Laboratories Information Technology in 2008. He was responsible for global information technology for Parent’s Research & Development division, including Basic Research, PreClinical, Clinical and Regulatory.

Mirian M. Graddick-Weir has served as Executive Vice President, Human Resources since 2009. She is responsible for the Global Human Resources organization. Ms. Graddick-Weir previously held the same position in 2008.

Bridgette P. Heller has served as Executive Vice President and President, Merck Consumer Care since 2010. She is responsible for the Merck Consumer Care organization. Prior to March 2010, Ms. Heller was President, Johnson & Johnson’s Global Baby Business Unit from 2007 to 2010.

Michael J. Holston has served as Executive Vice President and Chief Ethics and Compliance Officer since 2012. He is responsible for Parent’s compliance function, including Global Safety & Environment, Systems Assurance, Ethics and Privacy. Prior to June 2012, Mr. Holston was Executive Vice President, General Counsel and Board Secretary for Hewlett-Packard Company in 2007, where he oversaw the legal, compliance, government affairs, privacy and ethics operations.

Rita A. Karachun has served as Senior Vice President Finance — Global Controller since 2014. Ms. Karachun previously was Assistant Controller of Parent in 2009 and Assistant Controller of Schering-Plough Corporation in 2007. She was responsible for preparing financial statements and for the worldwide consolidation of international entities.

Bruce N. Kuhlik has served as Executive Vice President and General Counsel since 2009. He is responsible for legal, communications and public policy functions. Mr. Kuhlik previously held the same position in 2008.

Roger M. Perlmutter has served as Executive Vice President and President, Merck Research Laboratories since 2013. He is responsible for Parent’s research and development efforts worldwide. Prior to April 2013, Dr. Perlmutter was Executive Vice President of Research and Development, Amgen Inc. from 2001 to 2012.

Michael Rosenblatt has served as Executive Vice President and Chief Medical Officer since 2009. He is Parent’s primary voice to the global medical community on critical issues such as patient safety and oversight for Parent’s Global Center for Scientific Affairs. Prior to December 2009, Dr. Rosenblatt was the Dean of Tufts University School of Medicine in 2003.

Adam H. Schechter has served as Executive Vice President and President, Global Human Health since 2010. He is responsible for Parent’s pharmaceutical and vaccine worldwide business. Mr. Schechter previously was

President, Global Human Health, U.S. Market-Integration Leader in 2009. He had commercial responsibility in the United States for Parent’s portfolio of prescription medicines and was the leader for the integration efforts for the Parent/Schering-Plough merger across all divisions and functions. Mr. Schechter also previously was President, Global Pharmaceuticals, Global Human Health in 2007. He had global responsibilities for Parent’s atherosclerosis/cardiovascular, diabetes/obesity, oncology, specialty/neuroscience, respiratory, bone, arthritis and analgesia franchises as well as commercial responsibility in the United States for Parent’s portfolio of prescription medicines.

Directors of Parent

Leslie A. Brun has been a director since 2008 and is Chair of our Audit Committee and a member of our Governance, Public Policy and Corporate Responsibility Committee. Mr. Brun has also served as a director of Automatic Data Processing, Inc. since 2003 and Broadridge Financial Solutions, Inc. since 2007 He has also served as Chairman and Chief Executive Officer of Sarr Group, LLC since 2006 and was Managing Director and Head of Investor Relations of CCMP Capital Advisors, LLC from 2011 to 2013 and Chairman and Chief Executive Officer of Hamilton Lane from 1991 to 2005.

Thomas R. Cech has been a director since 2009 and is a member of our Audit and Research Committees. Mr. Cech was President of the Howard Hughes Medical Institute from 2000 to 2009 and has been an Investigator of the Howard Hughes Medical Institute since 1988. Mr. Cech has also served as Distinguished Professor of Chemistry and Biochemistry at the University of Colorado in 1990 and Director of the BioFrontiers Institute at the University of Colorado in 2009. In 1995, Mr. Cech won the National Medal of Science and, in 1999, he won the Nobel Prize in Chemistry.

Thomas H. Glocer has been a director since 2007 and is Chair of our Compensation and Benefits Committee and a member of our Governance, Public Policy and Corporate Responsibility Committee. Mr. Glocer also serves as a director of Morgan Stanley and previously was a director of Thomson Reuters Corporation from 2008 to 2011. Mr. Glocer was Chief Executive Officer of Reuters Group PLC from 2001 to 2008 and Thomson Reuters Corporation from 2008 to 2011.

William B. Harrison, Jr. has been a director since 1999 and is Chair of our Governance, Public Policy and Corporate Responsibility committee and a member of our Compensation and Benefits Committee. Mr. Harrison previously was a director of Cousins Properties Incorporated from 2006 to 2012. Mr. Harrison was Chief Executive Officer of Chase Manhattan Corporation from 1991 to 1999, President and Chief Executive Officer of JPMorgan Chase & Co. from 1999 to 2001 and Chairman and Chief Executive Officer of JPMorgan Chase & Co. from 2001 to 2007.

C. Robert Kidder has been a director since 2005 and is a member of our Audit and Research committees. Mr. Kidder has also served as a director of Morgan Stanley since 1993 and previously was a director of Chrysler Group LLC from 2009 to 2011. Mr. Kidder was President from 1988 to 1991 and Chief Executive Officer from 1988 to 1994 of Duracell International Inc., Chief Executive Officer from 1995 to 2002 and Chairman of the Board of Borden Chemical, Inc., Principal of Stonehenge Partners, Inc. from 2004 to 2006, Chairman and Chief Executive Officer of 3Stone Advisors LLC from 2006 to 2011 and Non-Executive Chairman of Chrysler Group LLC from 2009 to 2011.

Rochelle B. Lazarus has been a director since 2004 and is a member of our Governance, Public Policy and Corporate Responsibility committee. Ms. Lazarus has also served as a director of The Blackstone Group L.P. since 2013 and General Electric since 2000. Ms. Lazarus was Chairman and Chief Executive Officer of Ogilvy & Mather from 1996 to 2008, Chairman of Ogilvy & Mather Worldwide from 2008 to 2012 and has served as Chairman Emeritus of Ogilvy & Mather since 2012.

Carlos E. Represas has been a director since 2009 and is a member of our Compensation and Benefits and Governance, Public Policy and Corporate Responsibility committees. Mr. Represas has also served as a director of Bombardier Inc. since 2004 and Swiss Re Group since 2010. Mr. Represas was Executive Vice President and Head of the Americas of Nestlé, S.A. from 1994 to 2004 and Chairman of Nestlé Group Mexico from 1983 to 2011. Mr. Represas has served as Director of Swiss Re America Holding Corporation since 2010, Director of Swiss Re Group since 2010, Chairman of the Advisory Board of Bombardier Mexico since 2007 and Non-Executive Chairman of Bombardier Latin America since 2011.

Patricia F. Russo has been a director since 1995 and is a member of our Compensation and Benefits and Governance, Public Policy and Corporate Responsibly committees. Ms. Russo has also served as a director of Alcoa Inc. since 2008, General Motors Company since 2009, Hewlett-Packard Company since 2011 and KKR Management LLC (the managing partner of KKR & Co., L.P.) since 2011. Ms. Russo was President and Chief Executive Officer of Lucent Technologies Inc. from 2002 to 2006, Chairman of Lucent Technologies Inc. from 2003 to 2006 and Chief Executive Officer and Director of Alcatel-Lucent from 2006 to 2008.

Craig B. Thompson, M.D. has been a director since 2008 and is the Chair of our Research Committee. Mr. Thompson has also served as a director of Charles River Laboratories International, Inc. since 2013. Mr. Thompson was Professor of Medicine at the University of Pennsylvania Medical School from 1999 to 2011, Associate Vice President, Cancer Services at the University of Pennsylvania Health System from 2006 to 2010 and Director of the Abramson Cancer Center from 2006 to 2010. Mr. Thompson has served as President and Chief Executive Officer of the Memorial Sloan-Kettering Cancer Center since 2010.

Wendell P. Weeks has been a director since 2004 and is a member of our Audit and Research Committees. Mr. Weeks has also served as a director of Corning Incorporated since 2000. Mr. Weeks was President and Chief Operating Officer from 2002 to 2005 and President and Chief Executive Officer from 2005 to 2007 of Corning Incorporated. Mr. Weeks has served as Chairman and Chief Executive Officer since 2007 and President since 2010 of Corning Incorporated.

Peter C. Wendell has been a director since 2003 and is a member of our Compensation and Benefits and Research Committees. Mr. Wendell has served as Managing Director of Sierra Ventures since 1982 and a faculty member at the Stanford University Graduate School of Business since 1991.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of June 20, 2014. The current business address of each person is c/o Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889-0100, and the business telephone number is (908) 423-1000. All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Sunil A. Patel	43	Director, Vice President
Lawrence D. Senour	49	Director
Robert M. Davis	47	Chief Executive Officer
Bruce N. Kuhlik	57	Vice President
Deepa Talpade	44	Secretary

Executive Officers of Purchaser

Sunil A. Patel has been a director and Vice President since 2014 and has served as Associate Vice President, Corporate Development of Parent since 2013. He has responsibility for Corporate Development, Financial Evaluation & Analysis and Competitive Intelligence. From 2010 to 2013, Mr. Patel served as Executive Director, U.S. Business Development. Prior to 2010, Mr. Patel served as Senior Director, Corporate Licensing.

Robert M. Davis has served as Chief Executive Officer since 2014 and has served as Executive Vice President and Chief Financial Officer of Parent since April 2014. He is responsible for Parent’s worldwide financial organization, investor relations, corporate strategy, corporate business development, global facilities and Parent’s joint venture relationships. Prior to April 2014, Mr. Davis served as Corporate Vice President and President, Baxter Medical Products from 2010 to 2014, Corporate Vice President and President of Baxter’s Renal business and Corporate Vice President and Chief Financial Officer, Baxter Healthcare, from 2006 to 2010.

Bruce N. Kuhlik has served as Vice President since 2014. He has served as Executive Vice President and General Counsel of Parent since 2009. He is responsible for legal, communications and public policy functions. Mr. Kuhlik previously held the same position in 2008.

Deepa Talpade has served as Secretary since 2014 and has served as Head, Specialty Transactions, Business Development of Parent since 2014. Prior to that she served as Executive Director and Director Corporate Licensing with the Business Development and Corporate Licensing team at Parent since 2009. She has responsibility evaluating, structuring, negotiating and executing various transactions primarily related to Merck Research Laboratories.

Directors of Purchaser

Lawrence D. Senour has been a director since 2014 and also served as Executive Director, Corporate Development of Parent since 2010. He is responsible for evaluating, structuring, negotiating and executing various acquisitions, divestitures, strategic alliances, and venture capital investments. Prior to 2010, Mr. Senour served as Executive Director, U.S. Business Development.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com